

# WHERE BY US

# LIVE LIKE YOU LIVE HERE.

La Libertad CAFETERIA

La Libertad CAFETERIA Comida Latina

Disclaimer: This presentation contains offering materials prepared solely by WhereBy.Us Enterprises, Inc, without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to the future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# WHAT WE DO

We're building a **platform for local engagement**, using digital media and data to cultivate **communities of local influencers** in cities.

Our product aims to solve the **future of local audience** with a network of media brands, powered by central technology. We've built a scalable model that can launch new cities for $150,000, and hit profitability in 6 months*.

We're **operating in 2 cities,** have **10% of our target market** as subscribers in our first city, a **$1m+ annual** revenue run rate, and we project we'll be in 3 more cities this year.

*In this case, profitability for one of our local brands means that the brand generates more in revenue than it costs to operate locally (staff, G&A, services, etc). This does not necessarily mean that WhereBy.Us is profitable as a company.*

**These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.*



# THE OPPORTUNITY

Cities across the country are growing, fast.

There's a **new generation of locals** powering that growth. They want to connect where they live, explore their cities, and be part of their future.

**We call them curious locals**, and they're a huge, largely untapped market.



**Millennial Influx**

Ten metropolitan areas with largest average annual net influx[1] of 25–34 year-olds, 2010–2013

Seattle-Tacoma-Bellevue **8.6K**

Portland-Vancouver-Hillsboro **7.7K**

Minneapolis-St. Paul-Bloomington **5.3K**

In the same time period, metro New York lost **22,970** millenials per year

Denver-Aurora-Broomfield **12K**

Washington-Arlington-Alexandria **9K**

**12K** San Francisco-Oakland-Fremont

**10.9K** Austin-Round Rock

Dallas-Fort Worth-Arlington **5.2K**

Charlotte-Gastonia-Concord **5K**

**12.4K** Houston-The Woodlands-Sugar Land

– net influx is arrivals minus departures

*Source: The Brookings Institution*

WHERE BY US

# THE OPPORTUNITY

**National brands** and small/medium businesses are both looking for **new ways to engage** with the valuable curious local audience.

National brands with local needs (eg finance, auto, food/drink/nightlife, real estate, location services) have to work through disjointed local firms, or with national agencies that don't understand the local market.

Small and medium businesses are moving away from traditional advertising, but new platforms and advanced social marketing remain difficult for most.

# THE OPPORTUNITY

Brands of all sizes are **spending less on ads** at the local level, and **more on promotional work.**

Where most media is still playing for ad dollars, our platform is focused on capturing that promotion spending to **deliver efficient local results.**



Exhibit 6 – Total advertising and promotion spending by American firms

- - - Advertising
—— Promotions

$ 633

$ 263

Source: Compiled with data from Borrell and Associates.

*Source: The Rising Cost of Consumer Attention*

WHERE BY US

# MOMENTUM

We're up and running in two of the country's fastest-growing cities—Miami and Seattle—with three more on the way this year.

THE NEW TROPIC
LIVE LIKE YOU LIVE HERE

**MIAMI** | LAUNCHED JAN 2015
WWW.THENEWTROPIC.COM

THE EVERGREY

**SEATTLE** | LAUNCHED NOV 2016
WWW.THEEVERGREY.COM


THE NEW
TROPIC
LIVE LIKE YOU LIVE HERE
FORWARD TO A FRIEND SHARE ON FACEBOOK
SHARE ON TWITTER
Good morning, Lauren! Are triangle pastelitos are the best pastelitos?
Claro. No.
A CONSIDERED AFTERNOON
Stories, sounds and soul food in Overtown
Some of Miami's most legendary arts and culture were born along NW 2nd Ave., where

The New Tropic has captured **10% readership** in our target demo (25-45, college educated, living or working near the urban core; The Evergrey's on its way), and both brands are profitable*.

** In this case, profitability for one of our local brands means that the brand generates more in revenue than it costs to operate locally (staff, G&A, services, etc). This does not necessarily mean that WhereBy.Us is profitable as a company.*

WHERE BY US

# MOMENTUM

**1.2m+**

digital reach/month across our 2 cities

**54,000+**

daily audience

**64%**

of users between ages of 25-45 most are college educated, living in the urban core

**5,000+**

annual event attendees

## Users by Age



Social Media    Subscribers

WHERE BY US



# REVENUE

Quarterly Revenue ($)

| | | | |
|---|---|---|---|
| $74,300.00 | $189,300.00 | $244,000.00 | $384,000.00 |
| 2016 Q3 | 2016 Q4 | 2017 Q1 | 2017 Q2 (booked) |

WHERE BY US

# TEAM (some of it)



**Christopher Sopher**
CEO, Co-founder
Entrepreneur/product designer, previously at Knight Foundation



**Bruce Pinchbeck**
VP/Creative, Co-founder
Designer/producer, previously at New World Symphony & Comcast



**Rebekah Monson**
VP/Product, Co-founder
Developer/product manager, previously at South Florida Sun Sentinel



**Chris Adamo**
Director, Business & Growth

Sales and growth professional with a decade at Fortune 500s and startups



**Ernie Hsiung**
Director, Technology

Engineer and product manager with 20 years of experience at Rackspace, Ning, and Yahoo.



**Ariel Zirulnick**
Editor, Miami

Journalist, previously editor at Christian Science Monitor



**Monica Guzman**
Editor, Seattle

Engagement expert with 10 years of experience at Geekwire, Seattle Times, and Daily Beast.



**Anika Anand**
Community, Seattle

Product designer and journalist previously at Seattle Times and Chalkbeat.

# OUR MODEL

Each local brand uses newsletters, interactive content, social video, and partner events to engage and understand local influencers.

We **centralize** technology, sales, creative, growth, and administration to support each brand efficiently.

This lets our **2-person local teams** focus on building users and engagement, with a tested model and platform we provide. We can **launch in new cities for less than $150k**.



# OUR MODEL

Our model joins shareable, wide-reaching content with engagement strategies that **build lasting relationships** with valuable local users.

Our technology lets us tap the power of engagement in a scalable way with:

- **Behavioral data** for deep understanding, segmentation, and targeting of our users
- **Targeted automated advertising** for local SMBs
- A **local "creator" program** that brings in contributed content and events from our users



The New Tropic
Published by Isis Miller [?] · July 6 ·
Meet Romelio Reyes, who sells his legendary tamales in Hialeah that can also cure your arthritis. The 85-year-old street vendor is simply "El Tamalero de Hialeah" and his only medicine is curative Cuban tamales, which he's been selling for 21 years. (Sponsored by Lyft)
https://thenewtropic.com/el-tamalero/
My name is Romelio Reyes
-1:50
297,840 people reached
Boost Post
50K Views
Like
Comment
Share
765
Top Comments
1,124 shares

"It's the first thing I read when I wake up in the morning."

"You won't find any cheesy ads here."

"It's brought me a whole new sense of belonging."



*Disclaimer: The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice*

# OUR BUSINESS

## Creative Studio

- Our **replicable service model** delivers market research, customer insights, creative strategy, and custom content to clients, helping them **build local engagement**.
- This product is built to grow with our company; as we launch in new markets, we extend our relationships to **multi market campaigns** and get economies of scale.
- 55% of projected 2017 revenue




SUBSCRIBE
ADVERTISE
LIVE LIKE YOU LIVE HERE
LATEST
EVENTS
PRESENTED BY KNIGHT FOUNDATION
MIAMI STARTUP GUIDE
Miami's made a fast ascension to the top of the national charts in startup activity. From startup accelerators to university departments to investment funds to community groups, Miamians are building new endeavors to help create an entrepreneurial ecosystem. While momentum has grown quickly, that mission faces significant challenges, too.
We built this guide, in partnership with Knight Foundation, to document the ideas, projects, and people driving the future of Miami's startup scene. The most frequent questions we hear are about how to plug in and connect with a growing community. This guide is designed to help answer those questions. It's a work in progress that we want to grow with you. Let us know what you're seeing, who we should talk to,

*These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.*

WHERE BY US

# OUR BUSINESS

## Automated advertising

- Our **proprietary technology** delivers newsletter advertising targeted at clients with budgets from $250 to $2,500 a month, fulfilled through an automated system that handles orders, ad design, placement, tracking, and reporting.
- This product gives **early revenue** in every market, with inventory value that covers 100% of local costs.
- 30% of projected 2017 revenue

THE NEW TROPIC
Sign In
Advertise with us!
Welcome to our advertising platform, where you can reach tens of thousands of influential curious locals through customized ads in our daily e-mail newsletters.
Want deeper local impact? Our WhereBy.Us Creative Studio designs market research, creative strategy, custom storytelling, and events.
Get started
TROPIC
The latest at The New Tropic
Packages
Below you'll find our current packages, with discounts up to 20% from standard prices.
Select the package you'd like to get started—or see how advertising works for more info.
We also offer customized packages to fit your goals, and nonprofit discounts.
For those things, you'll need to talk to a friendly human on our business team.
Reach
$1,280.00
10 standard promotions
2 topline sponsorships
Event
$765.00
3 topline sponsorships
1 event promotion
Campaign
$2,250.00
15 standard promotions
3 topline sponsorships
3 event promotions
Terms and Conditions
© 2017 WhereBy.Us

*These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.*

# OUR BUSINESS

## Membership

- Readers become annual members, giving access to special content, giveaways and events; and giving us rich data.

- 10% of projected 2017 revenue

## E-Commerce & Events

- Merchandise and event tickets, created by our users through our Community Creators program, sold directly to our community.

- 5% of projected 2017 revenue







*These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.*

WHERE BY US

# CASE STUDY





We help Lyft **build brand position** in Miami, create relationships, and **achieve market objectives**.

We started with a $6,000 project to promote a community event. On that success, we built a $108,000 contract that includes interactive neighborhood guides, influencer marketing, and creative strategy.

We deliver 500,000+ local digital engagements each month for Lyft.

# ADVANTAGE

Traditional content businesses don't scale well. We're building a platform that does, using our **model for understanding local behavior**.

Our approach lets us collect user data, segment our local audiences, and efficiently build community with influencers.

This approach generates **high annual revenue per user** based on strong return engagement from qualified users.



# ADVANTAGE

We collect data about user interactions with us to build deep, actionable models of what engages local influencers.

Those models drive our content and our client work, allowing us to **scale impact and revenue without growing content production costs**.

ACTIVE

**The Architects**
LEGACY, CAUSES, CONNECTING

**The Voyagers**
ADVENTURE, DISCOVERY

HABITS

NEW EXPERIENCES

**The Regulars**
BELONGING, PERSONAL EXPERIENCES

**The Passengers**
CAMARADERIE, COMFORT

PASSIVE

WHERE BY US

# VISION

## A global platform for local engagement.

There are **25 target markets** in the US, and dozens more internationally.

We're building to be in all of them, and use our platform to develop a network of engaged locals on which we can design new products and scale opportunities.



WHERE BY US

# PROJECTIONS

|  | 2015 | 2016 | 2017 | 2018 | 2019 |
|---|---|---|---|---|---|
| **MARKETS BY YEAR-END** | 1 | 2 | 5 | 12 | 25 |
| **REVENUE** | $215,000 | $482,000 | $2,010,000 | $8,680,000 | $16,988,000 |
| **EXPENSES** | $394,602 | $940,000 | $2,046,000 | $5,910,000 | $8,790,000 |

Each market achieves a **$1m annual run rate** within 18 months of launch. As we operate in 10+ markets, we project annual revenue per market grows as we scale and bring on multi market clients.

*These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.*



# FUNDRAISING

We're raising funds to support our
expansion to new markets and the
continued development of our tech stack.

INVESTORS INCLUDE

 

WHERE
BY
US



**WHERE BY US**

# THANK YOU!

WWW.WHEREBY.US